Exhibit 99.1

TSX: AUQ / NYSE: AUQ PRESS RELEASE

AuRico Gold Announces Dividend Reinvestment Plan and Dividend Payment Schedule

(all amounts are in US dollars unless otherwise indicated)

Toronto: June 11, 2013: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ) (“AuRico Gold” or the “Company”) today announced that its Board of Directors has approved the introduction of a dividend reinvestment plan, effective immediately. Eligible shareholders may elect to participate in the dividend reinvestment plan commencing with the July 2013 dividend. Participation in the dividend reinvestment plan is optional.

Dividend Reinvestment Plan Highlights

The dividend reinvestment plan provides a convenient and cost-effective way for eligible shareholders to acquire additional common shares of the Company by reinvesting cash dividends paid on their shareholdings. A copy of the dividend reinvestment plan is available on the Company’s website at www.auricogold.com/DRIP.

Highlights of the dividend reinvestment plan include:

  Common shares issued under the dividend reinvestment plan from the treasury of the Company may be issued at a discount not to exceed 5% from the average market price of the common shares over the five day period preceding the relevant dividend payment date as further described in the dividend reinvestment plan. The current discount has been set at 5% and shall apply until further notice by press release;

  Brokerage commissions and administrative costs for the common shares issued under the dividend reinvestment plan will be borne by the Company and not the registered shareholder, however beneficial shareholders may incur fees in respect of services provided by their nominee; and

  Common shares distributed under the dividend reinvestment plan will, at the option of the Company, be purchased by the plan agent from the treasury of the Company or in the open market on the New York Stock Exchange, or a combination of both.

Enrollment forms will be mailed to registered shareholders in the coming days. Enrollment forms will also be made available on the Company's website at www.auricogold.com/DRIP. Registered shareholders may also enroll in the dividend reinvestment plan online through the plan agent's self-service web portal at www.investorcentre.com/auricogold. Beneficial shareholders should contact their financial intermediary to arrange enrollment.

Dividend Summary and Key Dates

In 2013, the Company intends to pay an annual dividend of $0.16 per common share (payable quarterly) with the initial dividend having been paid on April 18, 2013. The dividend distributions for the remainder of 2013 are expected to be payable as follows, subject to the approval of the Board of Directors:

Record Date	Dividend Payment Date	Dividend (per common share)
July 15, 2013	July 29, 2013	$0.04
October 11, 2013	October 29, 2013	$0.04
January 14, 2014	January 29, 2014	$0.04

TSX: AUQ / NYSE: AUQ

Beginning in 2014, the quarterly dividend will be linked to operating cash flow(1) (“OCF”), whereby the Company intends to pay out 20% of the OCF generated in the preceding quarter, divided by the Company’s outstanding common shares at the time the dividend is approved. Dividend payments corresponding to the 2014 quarterly financial results are expected to be paid, subject to the approval of the Board of Directors, within three to four weeks following the release of the Company’s financial statements. Additional information on the Company’s dividend program is available on the Company's website at www.auricogold.com/dividends.

This press release is not an offer or a solicitation of an offer of shares in the United States. A registration statement relating to the dividend reinvestment plan has been filed with the U.S. Securities and Exchange Commission. A copy of the prospectus included in the registration statement may be obtained under the Company’s profile on the Securities and Exchange Commission website at www.sec.gov.

(1) As reported in the Company’s financial statements.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico and its project pipeline also includes advanced development opportunities in Canada and Mexico. AuRico Gold’s head office is located in Toronto, Ontario, Canada.

For further information please contact:

Scott Perry	Anne Day
President & Chief Executive Officer	Vice President, Investor Relations & Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

Certain information included in this press release constitutes forward-looking statements, including any information as to our projects, plans and future financial and operating performance, and the implementation and continued availability of the dividend reinvestment plan. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

###